FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of Company:

JED Oil Inc. (“JED”)

P.O. Box 1420, 1601 - 15th Ave.

Didsbury, AB  T0M 0W0

ITEM 2   Date of Material Change:

February 15, 2008

ITEM 3   News Release:

A press release was issued on February 16, 2008 via Business Wire (including CNN Matthews).

ITEM 4   Summary of Material Change:

JED announced it has received an extension of the redemption date from February 15th to March 18, 2008 for the repayment of its 10% Senior Subordinated Redeemable Notes.

ITEM 5   Full Description of Material Change:

JED has received an extension of the redemption date of its $40.24 million principal amount of 10% Senior Subordinated Redeemable Notes (“Notes”) from February 15th to March 18th, 2008.  As previously announced, JED is arranging financing to redeem the Notes, but the financing did not close by February 15th as previously expected.  During the extension, the Notes will accrue interest at the rate of two percent (2%) per month, plus JED will pay the Noteholders’ a fee equal to one percent (1%) of the outstanding principal amount of the notes in consideration for the new extension.  Under the terms of the extension, if the Notes are not redeemed in full on March 18th, the outstanding principal amount to be repaid will be increased by an additional 10%.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Marcia Johnston, V.P., Legal & Corporate Affairs
(403) 335-2105

ITEM 9   Date of Report:

Dated at Didsbury, Alberta on February 19th, 2008.